Exhibit 99.46

Prometic Life Sciences Inc.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 -	Name and Address of the Company

Prometic Life Sciences Inc.

440 Armand-Frappier Blvd., Suite 300

Laval (Québec) H7V 4B4

(“Prometic” or the “Corporation”)

Item 2 -	Date of Material Change

November 16, 2018

Item 3 -	News Release

A press release announcing the material change referred to in this report was issued by Prometic on November 14, 2018 and disseminated on newswires in Canada and United States.

Item 4 -	Summary of Material Change

Prometic closes its extension of debt maturities to 2024.

Item 5 -	Full Description of Material Change

Prometic Life Sciences Inc. (“Prometic” or the “Corporation”) announced that it has closed the transaction previously disclosed on October 29, 2018 with Structured Alpha LP (SALP), an affiliate of Peter J. Thomson’s investment firm, Thomvest Asset Management Inc., extending the maturity dates of its USD $80 million (CAD $100 million) line of credit and Original Issue Discount Notes (collectively the “Debt”) to September 2024.

“As previously stated, the extension of the maturity dates of the Debt is part of a series of initiatives being pursued to extend our cash runway to enable us to close the gap between the fundamental enterprise value we have built and our current market valuation”, said Pierre Laurin, Prometic’s President and CEO. “Having successfully completed our pivotal phase 3 clinical programs for IVIG and Ryplazim™ (plasminogen), we will be making a significant reduction in R&D costs of up to $30 million in 2019 compared to this year. The combination of additional cost-control measures and expected growth in revenues in 2019 will further contribute to reducing Prometic’s burn rate going forward. We will also further strengthen our financial position through the closing of commercial partnerships and equity-related initiatives”.

The Transaction reflects the terms previously disclosed by Prometic. As a result of the transaction, the maturity dates of the Debt have been extended to September 2024. Interest will continue to be paid quarterly on the Line of Credit. There will be no additional interest charges in relation to the Original Issue Discount Notes until their original maturity date of July 31, 2022. As of July 31, 2022, said notes will be restructured into cash paying loans bearing an annual interest rate of 10%.

As previously disclosed, as part of the consideration for the extension of the maturity dates for the Debt, Prometic will cancel 100,117,594 existing warrants and grant new warrants to SALP, bearing a term of 8 years and exercisable at a per share price equal to $1.00. The exact number of warrants to be granted will be set at a number that will result in SALP having a 19.99% fully-diluted ownership level in Prometic upon grant of the warrants to be completed no later than December 27, 2018.

Item 6 -	Reliance on subsection 7.1(2) of National Instrument 51-102

There is no reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 -	Omitted Information

No material information has been omitted in respect of the material change described above.

Item 8 -	Executive Officer

The foregoing accurately discloses the material change referred to in this report and inquiries in respect of the material change referred to in this report may be made to:

Patrick Sartore

Chief Legal Officer and

Corporate Secretary

(450) 781-0115

p.sartore@prometic.com

Item 9 -	Date of Report

November 16, 2018

Prometic Life Sciences Inc.

(s) Patrick Sartore
Patrick Sartore
Chief Legal Officer and
Corporate Secretary